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Exhibit 4.5

GLOBAL GEOPHYSICAL SERVICES, INC.

PLAN OF RECAPITALIZATION

1.     Summary

        Global Geophysical Services, Inc. (the "Company") is a corporation organized and existing under the laws of the State of Delaware. The Company has obtained financing through a series of private placements of equity securities to accredited investors. In addition, employees have received shares of capital stock pursuant to written agreements with the Company. As a result of these issuances, the Company's authorized capital structure consists of two classes of common stock and one class of preferred stock.

        The Board of Directors of the Company has determined that it is in the Company's best interests to seek additional financing through an initial public offering of equity securities of the Company that will be registered with the United States Securities and Exchange Commission and pursuant to the securities laws of applicable states. To facilitate the anticipated public offering, the Board of Directors believes that it is in the best interests of the Company and its stockholders (i) to simplify the Company's capital structure by effecting the conversion of all existing shares of common and preferred stock and creating a single class of common stock, (ii) to adopt a Second Amended and Restated Certificate of Incorporation, (iii) to elect directors to a classified Board of Directors and (iv) to split the Company's capital stock at a ratio to be determined. The Board of Directors of the Company has therefore adopted this Plan of Recapitalization and recommended it for stockholder approval.

2.     Definitions

        Capitalized terms used in the Plan shall have the meanings assigned to them in this Section 2. Singular terms shall include the plural as well as the singular, and vice versa. Use of the masculine gender shall include the feminine as well. The terms "herein," "hereof" and "hereunder," and other words of similar import, refer to the Plan as a whole and not to any particular Section or other subdivision.

        "Board" means the Board of Directors of the Company.

        "Certificate" means the Amended and Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State on January 25, 2005, as it may be amended hereafter and prior to the Effective Date.

        "Commission" means the United States Securities and Exchange Commission.

        "Company" means Global Geophysical Services, Inc., a Delaware corporation.

        "Custody Letter" means the Letter of Transmittal and Custody Agreement to the Stock Transfer Agent in the form to be provided to Stockholders.

        "DGCL" means the Delaware General Corporation Law, as amended.

        "Effective Date" means the effective time and date stated in the Restated Certificate filed with the Delaware Secretary of State pursuant to Section 4(a) of the Plan.

        "Existing Common Stock" means the Existing Class A Common Stock and the Existing Class B Common Stock.

        "Existing A Common Stock" means the 1,000,000 shares of Class A common stock of the Company authorized to be issued by the Certificate, 400,000 shares of which are presently issued and outstanding.

        "Existing B Common Stock" means the 3,400,000 shares of Class B common stock of the Company authorized to be issued by the Certificate, 504,983 shares of which are presently issued and outstanding.

        "Existing Covenants" means those certain letter agreements, together with the rights, privileges and obligations contained therein, by and between the Company and its employees who own shares of Existing B Common Stock.

        "Existing Preferred Stock" means the existing Class A Convertible Preferred Stock of the Company authorized to be issued by the Certificate, 1,554,470 shares of which are presently issued and outstanding.

        "New Common Stock" means the new, single class of common stock of the Company to be authorized upon the filing of the Second Amended and Restated Certificate of Incorporation of the Company with the Delaware Secretary of State.

        "Plan" means this Plan of Recapitalization, as it may hereafter be amended.

        "Public Offering" means the proposed initial public offering of New Common Stock by the Company pursuant to the Registration Statement.

        "Registration Statement" means a registration statement on the form prescribed by the Commission that may be filed by the Company with the Commission for the Public Offering.

        "Requisite Amount" means the affirmative vote of at least two-thirds (2/3) of the issued and outstanding shares (excluding those held in the Company's treasury) of Existing A Common Stock, the Existing B Common Stock and the Existing Preferred Stock, each voting as a single class.

        "Restated Certificate" means the Second Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit A.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Stock Transfer Agent" means the stock transfer agent to be selected by the Company to serve as the stock transfer agent for the New Common Stock.

        "Stockholders" means, at any particular time prior to the Effective Date, the holders of the Existing Common Stock and/or Existing Preferred Stock.

3.     Conditions to Implementation of the Plan

        The Plan will not be effective and will not be implemented until each of the following conditions has been satisfied:

  (a)
  Approval by the Stockholders.    The Stockholders must vote for and approve the Plan in accordance with the DGCL, by the Requisite Amount, either by written consent or at a special meeting of the Stockholders. As a condition to approving the Plan, the Stockholders must also vote for and approve the Restated Certificate and the subsequent forward split of the New Common Stock, each by the Requisite Amount.

  (b)
  Registration Statement Declared Effective.    The Registration Statement must be declared effective by the Commission, and such declaration shall not have been revoked.

  (c)
  Closing of Public Offering.    The underwriters and the Company shall have executed and delivered the underwriting agreement for the Public Offering, and the managing underwriter shall have notified the Company that the managing underwriter is prepared, subject to the terms of the underwriting agreement, to close the Public Offering.

  (d)
  Compliance with Laws.    The Company and the Board shall comply with any other conditions necessitated by compliance with applicable securities laws and the DGCL, all in the Board's discretion.

4.     Implementation of the Plan

        (a)    Filing of Restated Certificate.    Prior to the execution and delivery of the underwriting agreement for the Public Offering, the Company shall execute and file the Restated Certificate with the Delaware Secretary of State.

        Following the satisfaction of the conditions set forth in Section 3, the Plan will be implemented as follows:

        (b)    Conversion of Existing Common Stock and Existing Preferred Stock.    On the Effective Date, each issued and outstanding share of Existing Preferred Stock and Existing Common Stock shall be automatically converted into one (1) share of New Common Stock.

        (c)    New Common Stock Split.    On the Effective Date, the New Common Stock shall be split into a number of shares of New Common Stock, at a ratio to be determined by the Board, in its sole discretion.

        (d)    Cancellation of Shares of Existing Common Stock and Existing Preferred Stock not Outstanding.    As of the Effective Date, all shares of Existing Common Stock and Existing Preferred Stock not outstanding shall be automatically canceled.

        (e)    Classes of Directors.    As of the Effective Date, the following persons are hereby elected as Class I, Class II or Class III directors of the Company, as set forth below, in accordance with the Restated Certificate:

  Class I (term expiring at annual meeting in 2007): Thomas Fleure, Damir S. Skerl
  Class II (term expiring at annual meeting in 2008): Craig Lindberg, Michael Forrest
  Class III (term expiring at annual meeting in 2009): Richard Degner

        The Board may exercise its rights under the Company's Bylaws to appoint directors in substitution of those set forth above and in addition to those set forth above.

        (f)    Effectiveness of Existing Covenants.    The Existing Covenants shall remain in full force and effect with respect to the shares of New Common Stock issued and outstanding pursuant to the Restated Certificate, after giving effect to the Plan and the split contemplated in Section 4(c).

        (g)    Delivery of Certificates and Custody Letter.    As soon as practicable before or after the Effective Date, Stockholders shall be notified and requested to surrender certificates for shares of Existing Preferred Stock or Existing Common Stock, duly endorsed in blank, together with the Custody Letter. Such stock certificates and Custody Letters shall be delivered to the Stock Transfer Agent, who will issue certificates representing the appropriate number of shares of New Common Stock in accordance with the Custody Letter terms. The Stock Transfer Agent will, in its reasonable discretion, determine the procedure to address lost certificates and similar matters regarding the exchange of Existing Common and Existing Preferred Stock for shares of New Common Stock. No fractional shares or certificates will be issued in connection with the Plan. Rather, the Company will pay cash in lieu of any fraction of a share which any Stockholder would otherwise receive. The price for such fractional shares will be the price per share of New Common Stock in the Public Offering.

5.     Miscellaneous

        (a)    Termination of the Plan.    At any time prior to the Effective Date, the Board may, in its sole discretion, elect to terminate the Plan. If all conditions set forth in Section 3 hereof are not satisfied on or before March 31, 2007, or if the Board should sooner determine, for any reason, not to proceed with the Plan, this Plan will terminate. No person shall have any rights or claims against the Company, the Board or any officers, employees or representatives of the Company or any subsidiaries of the Company in the event the Plan is terminated.

        (b)    Amendment to the Plan.    The Plan may not be amended by the Board without the approval of the Stockholders in accordance with the DGCL, either by written consent or at a special meeting of the Stockholders.

        (c)    Right to Rely upon Documents Deemed Genuine.    The Company, the Board, and the directors, officers and employees of the Company or its subsidiaries shall have the right to rely upon documents and records deemed in good faith to be genuine, authorized or properly executed and shall incur no liability or obligation for acting in reliance thereon.

        (d)    Governing Law.    The Plan, and the rights and obligations of all parties under the Plan, will be governed by and construed in accordance with the internal laws of the State of Delaware.

        Dated effective as of July 14, 2006.

Global Geophysical Services, Inc.
By:	/s/ RICHARD A. DEGNER Richard A. Degner, President

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  Exhibit 4.5